EXHIBIT 99.1
TR-1: Standard form for notification of major holdings
1. Issuer Details
ISIN

JE00BJVNSS43
Issuer Name

FERGUSON PLC
UK or Non-UK Issuer

Non-UK
2. Reason for Notification

An acquisition or disposal of voting rights
3. Details of person subject to the notification obligation
Name

BlackRock, Inc.
City of registered office (if applicable)

Wilmington
Country of registered office (if applicable)

USA
4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

28-Apr-2022
6. Date on which Issuer notified

29-Apr-2022

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	9.670000	0.350000	10.020000	21689628
Position of previous notification (if applicable)	8.060000	0.580000	8.640000
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
JE00BJVNSS43		20910005		9.670000
Sub Total 8.A	20910005		9.670000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending			751099	0.340000
Sub Total 8.B1			751099	0.340000%
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	28524	0.010000
Sub Total 8.B2				28524	0.010000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC

BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.

BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited

BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC

BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited

BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.

BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.

BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.

BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 15)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 15)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 15)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 15)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 15)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 15)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 15)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 15)	BlackRock Group Limited
BlackRock, Inc. (Chain 15)	BlackRock Luxembourg Holdco S.a.r.l.
BlackRock, Inc. (Chain 15)	BlackRock Investment Management Ireland Holdings Limited

BlackRock, Inc. (Chain 15)	BlackRock Asset Management Ireland Limited
BlackRock, Inc. (Chain 16)	Trident Merger, LLC
BlackRock, Inc. (Chain 16)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 16)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 16)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 16)	Aperio Group, LLC
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650
12. Date of Completion

29th April 2022
13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.